

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2019

Stephen Chazen
President, Chief Executive Officer and Chairman
Magnolia Oil & Gas Corporation
Nine Greenway Plaza, Suite 1300
Houston, TX 77046

  Re: Magnolia Oil & Gas Corp
    Registration Statement on Form S-3
    Filed July 10, 2019
    File No. 333-232593

Dear Mr. Chazen:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Natural Resources